Exhibit 99.1

Tuya Reports Second Quarter 2021 Unaudited Financial Results

SANTA CLARA, Calif., August 18, 2021 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA), a global leading IoT platform, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter 2021 Financial Highlights

•	Total revenue was US$84.7 million, up approximately 118.0% year over year (2Q2020: US$38.8 million).

•	IoT PaaS revenue was US$76.9 million, up approximately 163.9% year over year (2Q2020: US$29.1 million).

•	SaaS and other revenue was US$3.4 million, up approximately 171.4% year over year (2Q2020: US$1.2 million).

•	Overall gross margin for the quarter increased to 42.2%, up 11.9 percentage points year over year (2Q2020: 30.3%). Gross margin of IoT PaaS for the quarter increased to 42.4%, up 9.7 percentage points year over year (2Q2020: 32.7%).

•	Operating margin for the quarter was negative 49.0%, down 8.9 percentage points year over year (2Q2020: negative 40.1%). Excluding the impact of share-based compensation expenses, non-GAAP operating margin for the quarter was negative 31.3%, up 4.4 percentage points year over year (2Q2020: negative 35.7%).

•	Total cash, cash equivalents, and short-term investments were US$1,256.1 million as of June 30, 2021 compared to US$179.8 million as of December 31, 2020.

•	Net cash generated from operating activities for the quarter was US$5.8 million, or 6.9% of total revenue, compared to US$7.0 million of net cash used in operating activities, or 18.1% of total revenue in the second quarter of 2020.

Second Quarter 2021 Operating Highlights

•	IoT PaaS Customers[1] for the second quarter of 2021 were approximately 2,600. Total customers for the quarter were approximately 3,700.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended June 30, 2021 were 285. In the second quarter of 2021, the Company's premium IoT PaaS customers contributed approximately 86.6% of IoT PaaS revenue.

•	Dollar-based net expansion rate[3] of IoT PaaS was 211% for the trailing 12 months ended June 30, 2021, compared to 160% for the trailing 12 months ended June 30, 2020, remaining not less than 160% for seven consecutive quarters since the Company began tracking this metric for the trailing 12 months ended December 31, 2019. This was due to the Company's ability to expand customers' usage of the Tuya platform over time and generate revenue growth from existing customers.

•	IoT device and software developers, or developers, were over 384,000 as of June 30, 2021, up 46.6% from about 262,000 developers as of December 31, 2020.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates dollar-based net expansion rate of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, "We are seeing strong momentum across the entire business as we continue to successfully execute our growth strategy despite the macro headwinds that are impacting the industry. We delivered robust results in the second quarter, as our total revenues grew by 118% year over year, primarily driven by our IoT PaaS business achieving an over 160% year-over-year growth. To help our customers negative the global chip shortage. we are providing comprehensive and cost-effective IoT services as well as unique solutions such as "IoT microcontroller alternative solution" further enabling customers to quickly enter the market and grow into IoT leaders. Continuing our deep commitment to data security and privacy, we are working with the world's top security assessment companies and audit institutions to ensure our security compliance remains best-in-class with localized data processing and storage for regions such as US and Europe, and isolation of each data center, through independent testing, audit, and consulting from reputable third parties. As our highest priority, data security and compliance together with R&D investment serves as the solid foundation for our sustained future growth."

Ms. Yao (Jessie) Liu, Board Director and Chief Financial Officer of Tuya, added, "The notable growth in business from both existing and new customers together with our fast iterated products and technologies led to our success during the quarter, as our total revenue grew to US$84.7 million and our gross margin achieved a steady quarter-over-quarter increase to 42.2%. As for operations, our operating efficiency increased year over year as a joint effect of both business growth and operating expenses increases due to well-executed talent recruitment for future development and strategically increased marketing events to seize the opportunities under the global re-open."

Second Quarter 2021 Unaudited Financial Results

REVENUE

Total revenue in the second quarter of 2021 increased by 118.0% to US$84.7 million from US$38.8 million in the same period of 2020, mainly driven by the increase in IoT PaaS revenue.

•	IoT PaaS revenue in the second quarter of 2021 increased by 163.9% to US$76.9 million from US$29.1 million in the same period of 2020, primarily driven by robust growth in the number of SKUs and product categories supported by IoT PaaS, increased sales to existing customers as their smart device sales grew, and the acquisition of new customers.

•	SaaS and others revenue in the second quarter of 2021 increased by 171.4% to US$3.4 million from US$1.2 million in the same period of 2020, primarily due to the increasing demand from business operators for sophisticated, brand-agnostic industry SaaS offerings.

•	Smart device distribution revenue in the second quarter of 2021 decreased by 48.1% to US$4.4 million from US$8.5 million in the same period of 2020. The Company strategically positions smart device distribution as a way to provide convenience to customers, primarily brands and system integrators, who prefer not to deal with multiple OEMs. As a result, smart device distribution revenue is mainly affected by changes in customer purchase patterns and demand for smart devices.

COST OF REVENUE

Cost of revenue in the second quarter of 2021 increased by 80.8% to US$49.0 million from US$27.1 million in the same period of 2020, primarily due to the rapid growth of the Company's business.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the second quarter of 2021 increased by 203.9% to US$35.7 million from US$11.7 million in the same period of 2020. Gross margin increased to 42.2% in the second quarter of 2021 from 30.3% in the same period of 2020.

•	IoT PaaS gross margin in the second quarter of 2021 increased to 42.4% from 32.7% in the second quarter of 2020, primarily due to increased economies of scale and improved efficiency relating to IoT PaaS deployment achieved through effective research and development initiatives and expanding product lines.

•	SaaS and others gross margin in the second quarter of 2021 was 75.1%, compared to 77.6% in the second quarter of 2020.

•	Smart device distribution gross margin in the second quarter of 2021 was 13.1%, compared to 14.8% in the second quarter of 2020.

OPERATING EXPENSES

Operating expenses increased by 182.6% to US$77.2 million in the second quarter of 2021 from US$27.3 million in the same period of 2020. Operating expenses, excluding share-based compensation expenses of US$15.0 million, were US$62.2 million in the second quarter of 2021 compared to US$25.6 million in the same period of 2020 (excluding share-based compensation expenses of US$1.7 million).

•	Research and development expenses in the second quarter of 2021 were US$42.7 million, up 165.2% from US$16.1 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$0.4 million to US$3.0 million, and the increase in the number of experienced research and development employees. As of June 30, 2021, the Company had about 2,570 research and development employees, up approximately 120% year over year. Without the effect of share-based compensation expenses, research and development expenses in the second quarter of 2021 were US$39.7 million, or 46.9% of revenue, up 153.2% from US$15.7 million, or 40.4% of revenue, in the same period of 2020.

•	Sales and marketing expenses in the second quarter of 2021 were US$19.4 million, up 160.5% from US$7.4 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$0.2 million to US$1.5 million and the increase in employee-related costs and marketing spending which included costs related to various marketing events worldwide. Without the effect of share-based compensation expenses, sales and marketing expenses as a percentage of revenue increased to 21.1% in the second quarter of 2021 from 18.7% in the same period of 2020.

•	General and administrative expenses in the second quarter of 2021 were US$16.3 million, up 325.9% from US$3.8 million in the same period of 2020, primarily due to the increase in share-based compensation expenses from US$1.1 million to US$10.6 million, and the increase in the number of general and administrative employees, and professional services expenses. Without the effect of share-based compensation expenses, general and administrative expenses as a percentage of revenue decreased to 6.8% in the second quarter of 2021 from 7.0% in the same period of 2020.

•	Other operating incomes in the second quarter of 2021 were US$1.1 million, primarily due to the receipt of software VAT refund.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations was US$41.5 million in the second quarter of 2021, compared to US$15.6 million in the same period of 2020. Non-GAAP loss from operations was US$26.5 million in the second quarter of 2021, compared to US$13.9 million in the same period of 2020.

Operating margin in the second quarter of 2021 was negative 49.0%, down 8.9 percentage points from negative 40.1% in the same period of 2020. Non-GAAP operating margin in the second quarter of 2021 was negative 31.3%, up 4.4 percentage points from negative 35.7% in the same period of 2020.

NET LOSS AND NET MARGIN

Net loss was US$38.1 million in the second quarter of 2021, compared to US$14.7 million in the same period of 2020. Non-GAAP net loss was US$23.1 million in the second quarter of 2021, compared to US$13.0 million in the same period of 2020.

Net margin in the second quarter of 2021 was negative 45.0%, down 7.0 percentage points from negative 38.0% in the same period of 2020. Non-GAAP net margin in the second quarter of 2021 was negative 27.3%, up 6.3 percentage points from negative 33.6% in the same period of 2020.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share ("ADS") were US$0.07 in the second quarter of 2021, compared to US$0.07 in the same period of 2020. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS were US$0.04 in the second quarter of 2021, compared to US$0.06 in the same period of 2020.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Tuya had cash and cash equivalents, and short-term investments of US$1,256.1 million as of June 30, 2021, compared to US$179.8 million as of December 31, 2020, which the Company believes is sufficient to meet its current liquidity and working capital needs. The increase in cash, cash equivalents, and short-term investments during second quarter of 2021 was primarily due to the net proceeds received from the Company's initial public offering in March 2021, and the proceeds from exercising its IPO related over-allotment option in April 2021.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities for the second quarter of 2021 was US$5.8 million, or 6.9% of revenue, compared to US$7.0 million of net cash used in operating activities, or 18.1% of revenue in the second quarter of 2020. The net cash generated from operating activities was mainly due to our rapid business growth and continued improvement in operating efficiency, together with a one-off cash inflow from a depositary bank.

Business Outlook

For the third quarter of 2021, the Company currently expects its total revenue to be between US$83 million and US$86 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company's management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Wednesday, August 18, 2021 to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+49 69 566 03 6000
United States Toll Free:	+1 855 272 3518
Mainland China Toll Free:	10 800 1401785
China Hong Kong:	+852 30081745
Conference ID:	7990514

Participants can also pre-register by the following link. Once preregistration has been completed, participants will receive dedicated dial-in numbers, a passcode, and a unique Personal Identification Number ("PIN"). A confirmation and calendar invite will be sent via email, including the above dedicated conference access information.

To join the conference, simply dial the number in the calendar invite you receive from preregistering, then enter the passcode followed by your PIN.

Preregistration Link:

https://services.choruscall.de/DiamondPassRegistration/register?confirmationNumber=2833402&linkSecurityString=4c382c2c2

The replay will be accessible through August 25, 2021 by dialing the following numbers:

International:	+44 (0)121 2604862
United States:	+1 347 549 4091
Access Code:	7990514

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya is the largest IoT PaaS business in the global market in terms of the volume of smart devices powered in 2020, according to CIC. Tuya has pioneered a purpose-built IoT platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The Company defines non-GAAP measures by measures excluding the impact of share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using aforementioned non-GAAP measures is that it does not reflect all items of expenses that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya's non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information except as required under applicable law.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

ICR, LLC

Robin Yang

Phone: +1 212-537-5825

E-mail: Tuya.IR@icrinc.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND JUNE 30, 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	158,792	1,085,037
Restricted cash	163	-
Short-term investments	20,976	171,112
Accounts receivable, net	12,316	14,090
Notes receivable	9,126	12,700
Inventories, net	42,267	51,313
Prepayments and other current assets	4,393	6,966
Total current assets	248,033	1,341,218
Non-current assets
Property, equipment and software, net	4,374	5,788
Operating lease right-of-use assets, net	12,267	20,142
Long-term investments	920	869
Other non-current assets	1,729	1,563
Total non-current assets	19,290	28,362
Total assets	267,323	1,369,580
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities
Accounts payable	23,159	31,054
Advance from customers	27,078	34,503
Deferred revenue, current	3,468	7,030
Accruals and other current liabilities	31,738	40,238
Income tax payable	159	159
Lease liabilities, current	6,326	6,629
Total current liabilities	91,928	119,613
Non-current
Lease liabilities, non-current	5,688	11,840
Deferred revenue, non-current	707	988
Other non-current liability	-	9,789
Total non-current liabilities	6,395	22,617
Total liabilities	98,323	142,230

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND JUNE 30,2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of June 30, 2021
Mezzanine equity
Series A convertible preferred shares	9,000	-
Series A-1 convertible preferred shares	2,680	-
Series B convertible preferred shares	29,000	-
Series C convertible preferred shares	115,007	-
Series D convertible preferred shares	177,980	-
Total mezzanine equity	333,667	-

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2020 AND JUNE 30, 2021

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	As of December 31, 2020	As of June 30, 2021
Shareholders' (deficit)/equity
Ordinary shares	11	-
Class A ordinary shares	-	21
Class B ordinary shares	-	7
Additional paid-in capital	27,315	1,497,609
Accumulated other comprehensive income	481	850
Accumulated deficit	(192,474)	(271,137)
Total shareholders' (deficit)/equity	(164,667)	1,227,350
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	267,323	1,369,580

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Revenue	38,833	84,663	57,779	141,531
Cost of revenue	(27,085)	(48,961)	(40,292)	(82,446)
Gross profit	11,748	35,702	17,487	59,085
Operating expenses:
Research and development expenses	(16,086)	(42,657)	(31,911)	(77,366)
Sales and marketing expenses	(7,443)	(19,388)	(15,962)	(35,800)
General and administrative expenses	(3,825)	(16,292)	(7,255)	(32,354)
Other operating incomes, net	28	1,117	280	3,640
Total operating expenses	(27,326)	(77,220)	(54,848)	(141,880)
Loss from operations	(15,578)	(41,518)	(37,361)	(82,795)
Other income/(loss)
Other non-operating incomes, net	-	653	-	653
Financial income, net	766	2,795	1,958	3,890
Foreign exchange gain/(loss), net	146	182	136	(143)
Loss before income tax expense	(14,666)	(37,888)	(35,267)	(78,395)
Income tax expense	(76)	(242)	(114)	(268)
Net loss	(14,742)	(38,130)	(35,381)	(78,663)
Net loss attributable to Tuya Inc.	(14,742)	(38,130)	(35,381)	(78,663)

Deemed dividend to convertible preferred shareholders	-	-	-	-
Net loss attribute to ordinary shareholders	(14,742)	(38,130)	(35,381)	(78,663)

Net loss	(14,742)	(38,130)	(35,381)	(78,663)
Other comprehensive (loss)/income
Foreign currency translation	(34)	740	(355)	369
Total comprehensive loss attributable to Tuya Inc.	(14,776)	(37,390)	(35,736)	(78,294)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Net loss attributable to Tuya Inc.	(14,742)	(38,130)	(35,381)	(78,663)
Deemed dividend to convertible preferred shareholders	-	-	-	-
Net loss attributable to ordinary shareholders	(14,742)	(38,130)	(35,381)	(78,663)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	221,980,000	560,936,196	221,980,000	415,359,514

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.07)	(0.07)	(0.16)	(0.19)

Share-based compensation expenses were included in:
Research and development expenses	406	2,956	818	6,801
Sales and marketing expenses	183	1,482	506	3,621
General and administrative expenses	1,123	10,573	2,202	21,371

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Net cash (used in)/generated from operating activities	(7,013)	5,813	(38,054)	(26,842)
Net cash used in investing activities	(10,776)	(92,504)	(6,246)	(152,734)
Net cash generated from financing activities	-	27,309	-	1,104,850
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(20)	1,492	(569)	808
Net (decrease)/increase in cash and cash equivalents, restricted cash	(17,809)	(57,890)	(44,869)	926,082
Cash and cash equivalents, restricted cash at the beginning of period	186,227	1,142,927	213,287	158,955
Cash and cash equivalents, restricted cash at the end of period	168,418	1,085,037	168,418	1,085,037

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(16,086)	(42,657)	(31,911)	(77,366)
Add: Share-based compensation	406	2,956	818	6,801
Adjusted Research and development expenses	(15,680)	(39,701)	(31,093)	(70,565)
Sales and marketing expenses	(7,443)	(19,388)	(15,962)	(35,800)
Add: Share-based compensation	183	1,482	506	3,621
Adjusted Sales and marketing expenses	(7,260)	(17,906)	(15,456)	(32,179)
General and administrative expenses	(3,825)	(16,292)	(7,255)	(32,354)
Add: Share-based compensation	1,123	10,573	2,202	21,371
Adjusted General and administrative expenses	(2,702)	(5,719)	(5,053)	(10,983)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(15,578)	(41,518)	(37,361)	(82,795)
Add: Share-based compensation expenses	1,712	15,011	3,526	31,793
Non-GAAP Loss from operations	(13,866)	(26,507)	(33,835)	(51,002)
Non-GAAP Operating margin	(35.7)%	(31.3)%	(58.6)%	(36.0)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(14,742)	(38,130)	(35,381)	(78,663)
Add: Share-based compensation expenses	1,712	15,011	3,526	31,793
Non-GAAP Net loss	(13,030)	(23,119)	(31,855)	(46,870)
Non-GAAP Net margin	(33.6)%	(27.3)%	(55.1)%	(33.1)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	221,980,000	560,936,196	221,980,000	415,359,514
Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.06)	(0.04)	(0.14)	(0.11)